UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	Banco Bradesco S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to Stockholders

Capital Stock Increase with Subscription of New Stocks

According to the Special Stockholder’s Meeting held on 1.4.2008, Bradesco is promoting a capital stock increase in the amount of R$1,200,000,000.00 by means of the issuance of 27,906,977 new book-entry registered stocks, with no par value, 13,953,489 of which are common stocks and 13,953,488 are preferred stocks to be subscribed at the price of R$43.00 per stock.

For this reason, the Bank clarifies that:

  the stockholders may exercise their preemptive rights in the period from January 22nd, 2008 to February 22nd, 2008, in the proportion of 1.382441029% on the stockholding position held on that date (1.4.2008), in stocks of the same type;

  the stockholders whose stocks are deposited at the CBLC – Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depositary Corporation) must exercise their rights at the respective depositor Brokerage Houses by February 20th, 2008;

  the stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BVSP– Bolsa de Valores de São Paulo (São Paulo Stock Exchange) at the market price, in the period from January 22nd, 2008 to February 15th, 2008, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or another brokerage house of their preference;

  the Subscription Reports will be available to the stockholders at Banco Bradesco’s Branches, in the period from January 22nd, 2008 to February 22nd, 2008. For those with updated address in the Company’s records, a copy shall be sent by mail. The stockholders who want to exercise their rights must hand in the filled Report at Bradesco’s Branches by February 22nd, 2008;

  regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed stocks will take place on March 17th, 2008, the same date of the payment of Complementary Interest on Own Capital and Dividends declared on 12.28.2007 and the stockholder must make an option for one of the methods provided for in the Subscription Report:

-	compensation with credits of Complementary Interest on Own Capital and Dividends. In this case, the exercise of the subscription right of the stocks will not result in any disbursement of new resources by the stockholders enrolled in the Bank’s registrations on December 28th , 2007;

-	debit from the checking account held in Banco Bradesco S.A.;

-	check on behalf of the referred Banco Bradesco.

  the eventual remaining stocks, after the term for the exercise of the preemptive right has elapsed, will be sold by means of an auction to be held at BVSP – Bolsa de Valores de São Paulo (São Paulo Stock Exchange), according to the conditions set forth in the Board of Directors’ proposal and within the relevant legislation.

Right of the Subscribed Stocks – These will be entitled to Monthly, and possibly Complementary, Dividends and/or Interest on Own Capital to be declared as from the date of the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from that date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.